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                                                                                                           EXHIBIT 12
                                     APPALACHIAN POWER COMPANY
                  Computation of Consolidated Ratio of Earnings to Fixed Charges
                                 (in thousands except ratio data)
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                                                                                Year Ended December 31,
                                                                   1993      1994        1995       1996       1997
     Fixed Charges:
       Interest on First Mortgage Bonds. . . . . . . . . . .     $ 80,472  $ 75,815    $ 80,777   $ 82,082   $ 81,009
       Interest on Other Long-term Debt. . . . . . . . . . .       16,846    16,415      16,404     18,025     28,163
       Interest on Short-term Debt . . . . . . . . . . . . .        1,615     3,366       5,119      3,639      4,569
       Miscellaneous Interest Charges. . . . . . . . . . . .        2,954     3,913       5,323      7,327      6,857
       Estimated Interest Element in Lease Rentals . . . . .        7,900     7,700       7,000      6,600      6,000

            Total Fixed Charges. . . . . . . . . . . . . . .     $109,787  $107,209    $114,623   $117,673   $126,598

     Earnings:
       Net Income. . . . . . . . . . . . . . . . . . . . . .     $125,132  $102,345    $115,900   $133,689   $120,514
       Plus Federal Income Taxes . . . . . . . . . . . . . .       51,681    39,599      53,355     65,801     54,835
       Plus State Income Taxes . . . . . . . . . . . . . . .        8,887     5,910       7,273     10,180      8,109
       Plus Fixed Charges (as above) . . . . . . . . . . . .      109,787   107,209     114,623    117,673    126,598

            Total Earnings . . . . . . . . . . . . . . . . .     $295,487  $255,063    $291,151   $327,343   $310,056

     Ratio of Earnings to Fixed Charges. . . . . . . . . . .         2.69      2.37        2.54       2.78       2.44
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